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                    [Wilson Sonsini Goodrich & Rosati Letterhead]




                                   October 28, 1997




VIA EDGAR

Mr. J. Evan Calio
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mail Stop 3-7


    RE:  LIVINGSTON ENTERPRISES, INC. (THE "COMPANY")
         FORM S-1 REGISTRATION STATEMENT (FILE NO. 333-27335) (THE "REGISTRATION STATEMENT")


Dear Mr. Calio:

    On behalf of the Company and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby respectfully request that the Securities and Exchange Commission ("Commission") grant an Order of immediate withdrawal of the Registration Statement and all exhibits and amendments thereto filed with the Commission under the Act. The Registration Statement was originally filed with the Commission on May 16, 1997. No securities have been sold under the Registration Statement.

    The Company has entered into an Agreement and Plan of Reorganization, dated as of October 14, 1997, with Lucent Technologies Inc. ("Lucent") and LaSalle Acquisition, Inc., a wholly-owned subsidiary of Lucent. The Company is requesting that the Commission withdraw the Registration Statement as a result of the proposed merger ("Merger") and the filing of Lucent's Registration Statement on Form S-4 (File No. 333-38569) with the Commission on October 24, 1997, with respect to the Common Stock of Lucent proposed to be issued pursuant to the terms of the Merger. As a result of the proposed Merger, the Company does not currently intend to proceed with a public offering of its Common Stock.

    Accordingly, we hereby request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send a copy of the Order via facsimile to the attention of Gil Labrucherie at
(650) 493-6811 and send a copy via U.S. Mail to Gil Labrucherie, 650 Page Mill Road, Palo Alto, California 94304-1050.


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J. Evan Calio, Examiner
October 28, 1997
Page 2



    Please direct any comments or questions regarding the above matter to the undersigned at (650) 493-9300 Ext. 4731.

                             Very truly yours,

                             WILSON SONSINI GOODRICH & ROSATI
                             Professional Corporation

                             /s/ Gil Labrucherie

                             Gil Labrucherie

Enclosures
cc: Mr. Jeffrey P. Reidler
    Mr. Steven M. Willens
    Mr. Steven A. Hess
    Mr. Richard J. Godfrey
    Ms. Jean Rankin
    Mr. Irving J. Rotter
    Mr. Steven E. Bochner
    Mr. Nevan C. Elam